SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      For the month of September, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Embargoed for 2.30pm - 4/9/07


                         RYANAIR ISSUES NOTICE TO REQUISITION EGM
                               OF AER LINGUS SHAREHOLDERS

Ryanair Holdings plc announced today (Tuesday, 4th September 2007) that Ryanair Ltd, a wholly owned subsidiary, had issued a Notice of Requisition of an Extraordinary General Meeting of Aer Lingus Group plc. The resolution of the said meeting shall be to consider, and if thought fit, pass the following resolution as an ordinary resolution;

        "In view of the recently announced 58% decline in the Company's interim profits, that the Directors of the company, be and are hereby directed to take such actions as may be required to preserve the Company's existing profitable Shannon-Heathrow services and explore the EUR4m p.a. of additional cost reductions recently identified by the Shannon Airport Authority to enhance shareholder returns".

This requisition is made pursuant to Article 55 of the Articles of Association of the Company and Section 132 of the Companies Act, 1963 (the "Act").

Ends.                             Tuesday, 4th September 2007

For further information please contact:

Peter Sherrard                    Pauline McAlester

Ryanair Holdings Plc              Murray Consultants

Tel: 353 1 812 1212               Tel: 353 1 498 0300


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 September, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director